Fourth quarter operations review

Rio Tinto releases solid fourth quarter production results

19 January 2016

Rio Tinto chief executive Sam Walsh said “Against a challenging market backdrop for the industry, Rio Tinto remains focused on operating and commercial excellence to leverage the low-cost position of our Tier 1 asset base. In 2015, we delivered efficient production, meeting our targets across all of our major products, while rigorously controlling our cost base. We will continue to focus on disciplined management of costs and capital to maximise cash flow generation throughout 2016.”

		Q4 2015	vs Q4 2014	vs Q3 2015	2015	2014
Global iron ore shipments (100% basis)	Mt	91.3	+11%	0%	336.6	+11%
Global iron ore production (100% basis)	Mt	87.2	+10%	+1%	327.6	+11%
Bauxite	kt	11,211	+4%	-1%	43,677	+4%
Aluminium	kt	864	+4%	+4%	3,322	+1%
Mined copper	kt	111.1	-13%	-3%	504.4	-16%
Hard coking coal	kt	1,900	+16%	+2%	7,859	+11%
Semi-soft and thermal coal	kt	5,979	+9%	+8%	22,285	0%
Titanium dioxide slag	kt	223	-30%	-8%	1,089	-25%

Highlights

  Global iron ore shipments were in line with 2015 full year guidance of around 340 million tonnes (100 per cent basis). The strong second half performance was achieved following completion of the brownfield developments and expanded infrastructure in the Pilbara, enabling a drawdown of inventories, as well as improvements at Iron Ore Company of Canada.

  Global iron ore production in 2016 is expected to be around 350 million tonnes (100 per cent basis).

  Continued strong performance in bauxite exceeded full year guidance of 43 million tonnes, with record third party shipments of 26.6 million tonnes.

  Aluminium production was in line with 2014, with record annual production at nine smelters offsetting lower production from Kitimat as the modernised and expanded smelter was commissioned.

  Mined copper production was in line with full year guidance of 510 thousand tonnes as de-weighting and de-watering activities at Kennecott resulted in lower production in 2015, which was partly offset by a 36 per cent increase in production at Oyu Tolgoi from higher grades and throughput. Production is expected to increase in 2016, with higher production at Kennecott and an expected share of joint venture production at Grasberg.

  Rio Tinto’s share of hard coking and thermal coal production was in line with 2015 guidance, while semi-soft coking coal production was seven per cent above the top end of the guidance range due to mine sequencing.

  Diamonds & Minerals continues to optimise production to align with market demand, reflected in a 25 per cent reduction in titanium dioxide slag production compared to 2014, in line with guidance.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2014 have been excluded from Rio Tinto share of production data but assets sold in 2015 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q4 2015	vs Q4 2014	vs Q3 2015	2015	2014
Pilbara Blend Lump	19.6	+22%	-1%	72.8	+24%
Pilbara Blend Fines	30.0	+19%	+5%	108.6	+18%
Robe Valley Lump	1.4	-11%	-6%	5.9	-3%
Robe Valley Fines	2.9	-5%	-5%	11.3	-7%
Yandicoogina Fines (HIY)	13.7	-10%	-1%	54.0	-3%
IOC (pellets and concentrate)	2.9	+28%	+3%	10.4	+20%

Pilbara operations

Pilbara operations produced 309.9 million tonnes (Rio Tinto share 252.7 million tonnes) in 2015, 10 per cent higher than in 2014. Fourth quarter production of 82.3 million tonnes (Rio Tinto share 67.5 million tonnes) was nine per cent higher than the same quarter of 2014.  Production performance was stronger in the second half of the year due to completion of the expanded infrastructure towards the end of the first half of 2015, as well as a number of productivity improvements.

Pilbara sales

Sales of 318.5 million tonnes (Rio Tinto share 260.3 million tonnes) in 2015 were 10 per cent higher than 2014, while fourth quarter sales of 86.5 million tonnes (Rio Tinto share 71.3 million tonnes) were 10 per cent higher than the same quarter of 2014.

Sales in the quarter exceeded production by 4.2 million tonnes, primarily drawing down on inventories at the mines. This draw-down has been a key focus in 2015 with approximately nine million tonnes drawn in the year. Bulk inventories built up during the infrastructure expansion phase are now largely exhausted.

Approximately 22 per cent of sales in 2015 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Approximately 59 per cent of 2015 sales were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Achieved average pricing in 2015 was $48.4 per wet metric tonne on an FOB basis.

Pilbara projects

Following completion of the Pilbara infrastructure and brownfields expansions in the first half of 2015, the focus has shifted to the Nammuldi Incremental Tonnes (NIT) project which delivers high grade, low phosphorous ore into the Pilbara Blend. The initial phase, with a five million tonne per annum capacity, started production in the fourth quarter of 2015.  Construction has commenced on the second phase, which will take annual capacity from the NIT project up from five to ten million tonnes and is due to come into production in the fourth quarter of 2016.

Steady progress continues to be made on the testing and verification of AutoHaul®, with over 70,000 kilometres of mainline trials completed at the end of 2015.

Iron Ore Company of Canada (IOC)

IOC demonstrated a significant shift in operational performance during 2015, attributable to improved haul truck and mill availability and enhanced productivity rates for haul trucks and shovels. This resulted in a 39 per cent increase in concentrates produced to 8.4 million tonnes (Rio Tinto share 4.9 million tonnes) and a six per cent rise in pellet production to 9.3 million tonnes (Rio Tinto share 5.6 million tonnes).

Higher production flowed through to a 26 per cent improvement in sales to 18.0 million tonnes (Rio Tinto share 10.6 million tonnes) in 2015. Fourth quarter production was weighted towards concentrates as a result of the shift in market conditions which favoured concentrate over pellets.

2016 guidance

Rio Tinto’s expected global shipments are around 350 million tonnes (100 per cent basis), from its operations in Australia and Canada, subject to weather conditions.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q4 2015	vs Q4 2014	vs Q3 2015	2015	2014
Rio Tinto Aluminium
Bauxite	11,211	+4%	-1%	43,677	+4%
Alumina	2,011	+4%	+3%	7,788	+4%
Aluminium	864	+4%	+4%	3,322	+1%

Bauxite

Bauxite production of 43.7 million tonnes during 2015, a four per cent increase on 2014, was achieved on the back of record Weipa production and the ramp-up at Gove, which has now reached production and export capacity of 8 million tonnes per annum of dry bauxite.  Third party shipments exceeded 26 million tonnes, representing the highest proportion of Rio Tinto’s total share of production ever achieved.

Fourth quarter bauxite production was four per cent higher than the corresponding period of 2014.

Alumina

Alumina production for 2015 increased four per cent compared with 2014 (excluding production from the Gove refinery which was curtailed in May 2014), reflecting continued consistent performance across Rio Tinto’s refineries.

Aluminium

Aluminium production was in line with 2014. Record annual production at nine smelters offset lower production from Kitimat as the modernised and expanded smelter was commissioned. Kitimat’s ramp-up towards nameplate capacity of 420 thousand tonnes is well underway and is expected to be achieved in early 2016.

2016 guidance

Rio Tinto’s expected share of production of bauxite, alumina and aluminium is 45 million tonnes, 7.8 million tonnes and 3.6 million tonnes, respectively.

COPPER & COAL

Rio Tinto share of production (‘000 tonnes)

	Q4 2015	vs Q4 2014	vs Q3 2015	2015	2014
Mined copper
Kennecott Utah Copper	25.7	+25%	+16%	92.0	-55%
Escondida	66.2	-26%	-10%	344.7	+1%
Grasberg	0.0	n/a	n/a	0.0	n/a
Oyu Tolgoi	19.2	+14%	+2%	67.8	+36%

Refined copper
Kennecott Utah Copper	22.6	+24%	+58%	115.2	-44%
Escondida	26.6	+18%	+24%	97.9	+8%

Coal
Hard coking coal	1,900	+16%	+2%	7,859	+11%
Semi-soft coking coal	797	+9%	-14%	3,647	+14%
Thermal coal	5,182	+9%	+12%	18,638	-2%

Kennecott Utah Copper

In line with guidance, mined copper production in 2015 was substantially lower than 2014 due to the continuing focus on de-weighting and de-watering the east wall of Bingham Canyon. The 25 per cent improvement over the fourth quarter of 2014 reflects mine production having been aligned to smelter requirements during the scheduled smelter shutdown in 2014.  Fourth quarter production benefited from higher ore grades compared to the previous quarter of 2015.

The lower mine production in 2015 was partly mitigated by an inventory drawdown, resulting in refined copper production of 115.2 thousand tonnes. The strong refined copper production in the fourth quarter compared to the previous quarter was a result of increased volume and grades from Kennecott material. Kennecott continues to toll third party concentrate to optimise smelter utilisation, with 414 thousand tonnes received for processing in 2015. Tolled copper concentrate, which is smelted and returned to customers, is excluded from reported production figures.

Escondida

Mined copper production at Escondida for the fourth quarter was 26 per cent lower than the same quarter in 2014 due to lower grades. Production in 2015 was comparable to 2014, as higher throughput and recoveries from leaching more than offset lower grades.

Oyu Tolgoi

Mined copper production for 2015 was 36 per cent higher than 2014, attributable to higher grades and throughput.

On 14 December 2015, the development of the Oyu Tolgoi underground mine in Mongolia took an important step forward with the signing of a US$4.4 billion project financing agreement. Next steps include securing all necessary permits for development of the underground mine, and approval of the project by the various boards.

Grasberg

Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40 per cent of material mined above an agreed threshold as a consequence of expansions and developments of the Grasberg facilities since 1998. Production in 2015 did not exceed the metal attributable to Freeport and, accordingly, Rio Tinto’s share of joint venture production was zero. Freeport is due to announce its fourth quarter results on 26 January 2016.

Provisional pricing

At 31 December 2015, the Group had an estimated 189 million pounds of copper sales that were provisionally priced at 219 cents per pound. The final price of these sales will be determined during the first half of 2016. This compares with 331 million pounds of open shipments at 31 December 2014, provisionally priced at 288 cents per pound.

Coal

Hard coking coal production was 11 per cent higher than 2014 following improved production rates at Kestrel. Fourth quarter tonnage was 16 per cent higher than the same quarter of 2014 due to the longwall changeover at Kestrel in 2014.

Semi-soft coking coal production was 14 per cent higher than 2014, and nine per cent higher in the fourth quarter than in the same quarter of 2014, reflecting mine production sequencing at Hunter Valley Operations.

Thermal coal production was broadly in line with 2014. Fourth quarter production was nine per cent higher than in the same quarter of 2014, due to increased production at Hail Creek.

2016 guidance

In 2016, Rio Tinto expects its share of mined copper production to increase to between 575 and 625 thousand tonnes, with higher production at Kennecott, and including an expected share of joint venture production at Grasberg. Refined copper production is expected to be between 220 and 250 thousand tonnes.

For coal, Rio Tinto’s share of production is expected to be 7 to 8 million tonnes of hard coking coal, 3.3 to 3.9 million tonnes of semi-soft coking coal and 16 to 17 million tonnes of thermal coal. Thermal coal guidance includes a contribution from Bengalla up to the expected date of divestment during the first quarter of 2016.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q4 2015	vs Q4 2014	vs Q3 2015	2015	2014
Diamonds (‘000 carats)
Argyle	3,368	+86%	-4%	13,472	+47%
Diavik	899	-3%	+18%	3,843	-11%

Minerals (‘000 tonnes)
Borates – B2O3 content	107	-13%	-7%	476	-6%
Titanium dioxide slag	223	-30%	-8%	1,089	-25%

Salt (‘000 tonnes)	1,647	-11%	+29%	5,539	-18%

Uranium (‘000 lbs)
Energy Resources of Australia	1,008	+11%	+46%	3,023	+72%
Rössing	691	+12%	+82%	1,884	-19%

Diamonds

At Argyle, the ramp-up of production from the underground mine delivered a 47 per cent increase in carats produced compared to 2014. Due to process plant pauses to manage inventory levels, production in the fourth quarter was slightly below the previous quarter.

At Diavik, carats recovered were 11 per cent lower than in 2014 due to processing plant pauses in the fourth quarter and the absence of stockpiled ore which was processed in the first half of 2014. Carats recovered in the fourth quarter were three per cent lower than the same period of 2014 due to lower processing volumes largely offset by higher recovered grades.

Minerals

Borates production in 2015 was six per cent lower than in 2014, driven primarily by lower market demand.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production was 25 per cent lower in 2015 than in 2014 as RTIT continues to optimise production in light of weaker demand. Two of nine furnaces at Rio Tinto Fer et Titane (RTFT) and one of four furnaces at Richards Bay Minerals (RBM) are currently idled, reflecting lower demand for high grade feedstocks.

Salt

Salt production in 2015 was 18 per cent lower than in 2014 as a result of weaker demand.

Uranium

Energy Resources of Australia (ERA) continues to process existing stockpiles. 2015 saw a 72 per cent increase in production over 2014 reflecting the complete shutdown of processing facilities in the first half of 2014 following the failure of a leach tank in December 2013.

Production at Rössing was 19 per cent lower than 2014, largely as a result of lower grades and recoveries.

2016 guidance

Rio Tinto’s expected share of titanium dioxide slag, boric oxide equivalent production, uranium and diamond production in 2016 is one million tonnes, 0.5 million tonnes, five to six million pounds and 21 million carats, respectively.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2015 was $576 million (of which $184 million was spent in the fourth quarter), compared with $765 million in 2014. Approximately six per cent of this expenditure was incurred by Iron Ore, two per cent by Aluminium, 38 per cent by Copper & Coal, 23 per cent by Diamonds & Minerals and the remainder by central exploration.

There were no significant divestments of central exploration properties in 2015.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 18 countries across some eight commodities.  The bulk of our exploration spend in the period was focused on copper targets in Australia, Botswana, Chile, Kazakhstan, Mexico, Namibia, Peru, Russia, the United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amrun and Cape York, Australia	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper & Coal	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Coal: Mt Pleasant and Hail Creek, Australia	Nickel: Tamarack, US Coal: Bowen Basin, Hunter Valley, Australia	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mexico, Mongolia, Namibia, Peru, Russia, US, Zambia Nickel: Canada
Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Potash: KP405, Canada	Diamonds: Canada, India Heavy mineral sands: Gabon Uranium: Australia, Canada, US
Iron Ore	Pilbara, Australia	Pilbara, Australia	Botswana

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year		% Change
		2014 Q4	2015 Q3	2015 Q4	2014	2015	Q4 15 vs Q4 14	Q4 15 vs Q3 15	2015 vs 2014
Principal Commodities
Alumina	('000 t)	1,931	1,957	2,011	8,134	7,788	4%	3%	-4%
Aluminium	('000 t)	827	830	864	3,279	3,322	4%	4%	1%
Bauxite	('000 t)	10,794	11,287	11,211	41,871	43,677	4%	-1%	4%
Borates	('000 t)	123	115	107	508	476	-13%	-7%	-6%
Coal - hard coking	('000 t)	1,639	1,856	1,900	7,054	7,859	16%	2%	11%
Coal - semi-soft coking	('000 t)	728	928	797	3,213	3,647	9%	-14%	14%
Coal - thermal	('000 t)	4,759	4,618	5,182	19,080	18,638	9%	12%	-2%
Copper - mined	('000 t)	128.3	114.9	111.1	603.1	504.4	-13%	-3%	-16%
Copper - refined	('000 t)	40.7	35.8	49.2	294.6	213.0	21%	38%	-28%
Diamonds	('000 cts)	2,841	4,275	4,266	13,872	17,392	50%	0%	25%
Iron ore	('000 t)	63,239	69,316	70,427	233,557	263,048	11%	2%	13%
Titanium dioxide slag	('000 t)	316	243	223	1,443	1,089	-30%	-8%	-25%
Uranium	('000 lbs)	1,523	1,068	1,699	4,089	4,907	12%	59%	20%
Other Metals & Minerals
Gold - mined	('000 oz)	131.0	79.3	100.3	486.8	376.4	-23%	27%	-23%
Gold - refined	('000 oz)	51.1	34.1	31.0	252.2	179.0	-39%	-9%	-29%
Molybdenum	('000 t)	2.6	1.8	0.6	11.5	7.6	-78%	-68%	-34%
Salt	('000 t)	1,852	1,281	1,647	6,793	5,539	-11%	29%	-18%
Silver - mined	('000 oz)	740	846	707	4,699	3,311	-4%	-16%	-30%
Silver - refined	('000 oz)	636	296	348	2,811	1,843	-45%	18%	-34%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	373	360	359	369	361	1,444	1,449
Queensland Alumina	80%	748	739	741	765	752	2,854	2,997
São Luis (Alumar)	10%	95	86	94	93	94	364	367
Yarwun	100%	687	683	700	703	778	2,688	2,864
Jonquière (Vaudreuil) specialty alumina plant	100%	27	27	30	27	26	108	110
Aluminium Product Group total		1,931	1,896	1,925	1,957	2,011	7,458	7,788
Other Aluminium - Gove refinery (a)	100%	-	-	-	-	-	676	-
Rio Tinto total alumina production		1,931	1,896	1,925	1,957	2,011	8,134	7,788

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	48	46	47	48	49	188	191
Australia - Boyne Island	59%	86	84	86	87	86	328	344
Australia – Tomago	52%	74	73	75	76	75	289	299
Canada - six wholly owned	100%	317	306	305	316	346	1,279	1,273
Canada - Alouette (Sept-Îles)	40%	59	59	61	61	61	233	242
Canada – Bécancour	25%	28	26	28	27	28	112	109
France – Dunkerque	100%	68	67	68	69	70	270	275
Iceland - ISAL (Reykjavik)	100%	52	51	51	48	50	206	201
New Zealand - Tiwai Point	79%	65	65	66	67	67	260	265
Oman – Sohar	20%	19	19	19	19	19	73	75
UK – Lochaber	100%	11	12	12	12	12	42	47
Rio Tinto total aluminium production		827	809	818	830	864	3,279	3,322

BAUXITE
Production ('000 tonnes) (b)
Gove	100%	1,574	1,710	1,863	1,966	1,959	6,528	7,497
Porto Trombetas	12%	556	438	447	522	532	1,965	1,939
Sangaredi	(c)	1,721	1,632	1,444	1,681	1,820	7,111	6,577
Weipa	100%	6,944	6,704	6,941	7,119	6,899	26,266	27,663
Rio Tinto total bauxite production		10,794	10,484	10,695	11,287	11,211	41,871	43,677

Rio Tinto share of production

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals – borates	100%	123	129	124	115	107	508	476

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,520	1,189	1,349	1,427	1,134	5,324	5,099
Kestrel Coal	80%	119	813	752	429	766	1,730	2,760
Rio Tinto total hard coking coal production		1,639	2,002	2,101	1,856	1,900	7,054	7,859

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	440	460	780	585	548	1,548	2,373
Mount Thorley	64%	213	311	168	254	163	1,250	895
Warkworth	44%	76	128	76	90	87	415	380
Rio Tinto total semi-soft coking coal production		728	898	1,024	928	797	3,213	3,647

COAL – thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla (d)	32%	660	749	568	652	693	2,739	2,662
Hail Creek Coal	82%	524	725	601	634	702	1,890	2,661
Hunter Valley	80%	2,275	2,184	1,579	1,925	2,351	9,539	8,039
Kestrel Coal	80%	249	94	143	87	185	451	509
Mount Thorley	64%	128	353	517	547	385	1,434	1,802
Warkworth	44%	923	658	667	774	866	3,027	2,965
Rio Tinto total thermal coal production		4,759	4,762	4,075	4,618	5,182	19,080	18,638

Rio Tinto share of production

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	20.5	26.6	17.4	22.2	25.7	204.3	92.0
Escondida	30%	88.9	106.2	98.4	73.8	66.2	341.3	344.7
Grasberg - Joint Venture (e)	40%	2.1	0.0	0.0	0.0	0.0	7.7	0.0
Oyu Tolgoi (f)	34%	16.9	11.3	18.5	18.8	19.2	49.8	67.8
Rio Tinto total mine production		128.3	144.1	134.3	114.9	111.1	603.1	504.4
Refined production ('000 tonnes)
Escondida	30%	22.5	23.2	26.6	21.5	26.6	90.5	97.9
Kennecott Utah Copper	100%	18.3	45.0	33.2	14.3	22.6	204.1	115.2
Rio Tinto total refined production		40.7	68.2	59.9	35.8	49.2	294.6	213.0

DIAMONDS
Production ('000 carats)
Argyle	100%	1,813	3,217	3,374	3,514	3,368	9,188	13,472
Diavik	60%	927	899	1,285	761	899	4,340	3,843
Murowa (g)	0%	101	40	37	-	-	344	77
Rio Tinto total diamond production		2,841	4,155	4,696	4,275	4,266	13,872	17,392

GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	-	-	-	-	-	0.4	-
Bingham Canyon	100%	33.2	44.7	29.5	31.0	25.6	259.8	130.8
Escondida	30%	3.8	6.4	7.7	7.1	5.4	27.0	26.6
Grasberg - Joint Venture (e)	40%	0.7	-	-	-	-	2.3	-
Oyu Tolgoi (f)	34%	93.2	28.7	79.8	41.1	69.4	197.3	219.0
Rio Tinto total mine production		131.0	79.8	116.9	79.3	100.3	486.8	376.4
Refined production ('000 ounces)
Kennecott Utah Copper	100%	51.1	62.2	51.6	34.1	31.0	252.2	179.0

Rio Tinto share of production

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

IRON ORE
Production ('000 tonnes) (b)
Hamersley mines	(h)	45,239	42,177	45,807	50,113	51,324	163,163	189,421
Hamersley – Channar	60%	1,501	1,287	1,675	1,811	1,564	6,548	6,337
Hope Downs	50%	5,839	5,679	5,259	5,589	5,845	21,358	22,373
Iron Ore Company of Canada	59%	2,247	2,109	2,616	2,784	2,878	8,676	10,388
Robe River - Pannawonica (Mesas J and A)	53%	4,599	4,020	4,402	4,520	4,273	18,304	17,216
Robe River - West Angelas	53%	3,815	4,139	4,133	4,497	4,544	15,510	17,313
Rio Tinto iron ore production ('000 tonnes)		63,239	59,412	63,892	69,316	70,427	233,557	263,048
Breakdown of Production:
Pilbara Blend Lump		16,103	16,057	17,490	19,697	19,571	58,881	72,815
Pilbara Blend Fines		25,185	24,607	25,466	28,497	30,036	92,191	108,606
Robe Valley Lump		1,591	1,482	1,541	1,505	1,410	6,138	5,937
Robe Valley Fines		3,008	2,538	2,861	3,015	2,863	12,165	11,278
Yandicoogina Fines (HIY)		15,105	12,618	13,918	13,818	13,669	55,507	54,022
IOC Concentrate		845	804	1,245	1,197	1,683	3,539	4,929
IOC Pellets		1,402	1,305	1,372	1,587	1,196	5,137	5,459
Breakdown of Sales:
Pilbara Blend Lump		13,778	13,231	14,620	17,178	18,001	51,210	63,030
Pilbara Blend Fines		30,627	26,004	30,200	34,922	34,098	105,643	125,224
Robe Valley Lump		1,435	1,257	1,320	1,405	1,334	5,505	5,317
Robe Valley Fines		3,453	2,568	2,797	3,246	3,256	12,888	11,867
Yandicoogina Fines (HIY)		14,628	12,336	14,004	13,934	14,569	56,270	54,843
IOC Concentrate		732	417	1,112	1,850	1,560	3,565	4,939
IOC Pellets		1,410	1,462	1,344	1,553	1,280	4,818	5,639
Rio Tinto iron ore sales ('000 tonnes)		66,063	57,276	65,397	74,088	74,097	239,900	270,858

Rio Tinto share of production

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	2.6	2.7	2.6	1.8	0.6	11.5	7.6

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,852	1,418	1,193	1,281	1,647	6,793	5,539

SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	356	486	310	362	300	2,935	1,458
Escondida	30%	288	407	394	354	289	1,465	1,443
Grasberg - Joint Venture (e)	40%	-	-	-	-	-	-	-
Oyu Tolgoi (f)	34%	96	62	100	130	119	299	410
Rio Tinto total mine production		740	954	804	846	707	4,699	3,311
Refined production ('000 ounces)
Kennecott Utah Copper	100%	636	698	501	296	348	2,811	1,843

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (i)	100%	316	322	301	243	223	1,443	1,089

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (j)	68%	904	737	589	689	1,008	1,757	3,023
Rössing	69%	618	272	543	379	691	2,333	1,884
Rio Tinto total uranium production		1,523	1,010	1,131	1,068	1,699	4,089	4,907

Production data notes:

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.

(b) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(d) On 30 September 2015, Rio Tinto announced that it had reached a binding agreement for the sale of its interest in the Bengalla Joint Venture.

(e) Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(g) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.

(h) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(i) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(j) ERA production reported is 'drummed' U3O8.

The Rio Tinto percentage shown above is at 31 December 2015.

Rio Tinto's interest in the Benga and Clermont mines and the Alucam and SØRAL smelters were sold in 2014.  No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	935	924	927	956	940	3,568	3,747
Yarwun refinery - Queensland	100.0%	687	683	700	703	778	2,688	2,864
Brazil
São Luis (Alumar) refinery	10.0%	953	862	940	928	937	3,639	3,667
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	373	360	359	369	361	1,444	1,449
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Smelter Grade Alumina - Other Aluminium
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	-	-	-	-	-	676	-
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	27	27	30	27	26	108	110
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	48	46	47	48	49	188	191
Boyne Island smelter - Queensland	59.4%	145	142	145	146	146	553	579
Tomago smelter - New South Wales	51.6%	144	141	145	147	146	561	579
Cameroon
Alucam (Edéa) smelter (a)	0.0%	22	-	-	-	-	93	-
Canada
Alma smelter - Quebec	100.0%	116	115	116	117	118	455	466
Alouette (Sept-Îles) smelter - Quebec	40.0%	147	147	152	153	153	583	606
Arvida smelter - Quebec	100.0%	44	43	43	43	44	173	173
Arvida AP60 smelter - Quebec	100.0%	15	14	15	15	15	59	59
Bécancour smelter - Quebec	25.1%	114	105	113	108	111	446	437
Grande-Baie smelter - Quebec	100.0%	55	54	55	56	57	222	221
Kitimat smelter - British Columbia	100.0%	24	20	15	23	51	125	110
Laterrière smelter - Quebec	100.0%	62	60	61	61	62	244	244
France
Dunkerque smelter	100.0%	68	67	68	69	70	270	275
Iceland
ISAL (Reykjavik) smelter	100.0%	52	51	51	48	50	206	201
New Zealand
Tiwai Point smelter	79.4%	82	82	83	84	85	327	333
Norway
SØRAL (Husnes) smelter (b)	0.0%	8	-	-	-	-	76	-
Oman
Sohar smelter	20.0%	93	93	94	94	96	364	377
United Kingdom
Lochaber smelter	100.0%	11	12	12	12	12	42	47

(a) Rio Tinto sold its 46.7% interest in the Alucam (Edéa) smelter with an effective date of 31 December 2014. Production data are shown up to that date.
(b) Rio Tinto sold its 50% interest in the SØRAL (Husnes) smelter with an effective date of 31 October 2014. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,574	1,710	1,863	1,966	1,959	6,528	7,497
Weipa mine – Queensland	100.0%	6,944	6,704	6,941	7,119	6,899	26,266	27,663
Brazil
Porto Trombetas (MRN) mine	12.0%	4,633	3,651	3,723	4,351	4,437	16,376	16,162
Guinea
Sangaredi mine (a)	23.0%	3,823	3,627	3,209	3,735	4,044	15,803	14,615

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		10,851	10,487	10,926	11,159	10,890	41,417	43,462
Share of third party bauxite shipments ('000 tonnes)		6,502	6,372	6,848	6,773	6,576	23,257	26,569
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

BORATES
Rio Tinto Minerals – borates	100.0%
US
Borates ('000 tonnes) (a)		123	129	124	115	107	508	476
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,061	2,341	1,776	2,036	2,166	8,558	8,319
Clermont Coal mine (b)	0.0%
Queensland
Thermal coal ('000 tonnes)		-	-	-	-	-	4,832	-
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,853	1,450	1,645	1,740	1,383	6,492	6,218
Thermal coal ('000 tonnes)		639	884	733	773	856	2,304	3,245
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		550	574	976	731	685	1,935	2,966
Thermal coal ('000 tonnes)		2,844	2,730	1,974	2,406	2,939	11,924	10,048
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		149	1,017	940	536	957	2,163	3,450
Thermal coal ('000 tonnes)		311	118	178	109	231	564	637
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		333	485	263	396	254	1,952	1,398
Thermal coal ('000 tonnes)		200	551	809	854	602	2,241	2,815
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		170	287	170	201	194	933	853
Thermal coal ('000 tonnes)		2,073	1,478	1,499	1,740	1,945	6,803	6,663
Total hard coking coal production ('000 tonnes)		2,002	2,467	2,585	2,277	2,340	8,655	9,668
Total semi-soft coking coal production ('000 tonnes)		1,052	1,347	1,408	1,329	1,133	4,821	5,217
Total thermal coal production ('000 tonnes)		8,129	8,101	6,968	7,918	8,739	37,227	31,727
Total coal production ('000 tonnes)		11,183	11,915	10,961	11,524	12,212	50,703	46,612

Total coal sales ('000 tonnes)		12,395	11,926	11,016	11,455	12,261	51,386	46,658
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,978	1,925	2,405	1,722	2,018	7,683	8,070
Share of semi-soft coal sales ('000 tonnes) (d)		812	929	963	932	784	3,225	3,609
Share of thermal coal sales ('000 tonnes) (d)		5,183	4,781	3,913	4,689	5,037	21,429	18,420

(a) On 30 September 2015, Rio Tinto announced that it had reached a binding agreement for the sale of its interest in the Bengalla Joint Venture.
(b) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production data are shown up to that date.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	0.0%
Hard coking coal production ('000 tonnes)		26	-	-	-	-	641	-
Thermal coal production ('000 tonnes)		23	-	-	-	-	593	-
(a) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		18,354	21,382	22,909	22,820	18,076	81,494	85,186
Average copper grade (%)		1.45	1.49	1.32	1.00	0.99	1.27	1.21
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		215.7	270.6	249.6	169.7	138.6	852.4	828.5
Contained gold ('000 ounces)		13	21	26	24	18	90	89
Contained silver ('000 ounces)		958	1,355	1,314	1,181	962	4,883	4,812
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		80.5	83.5	78.5	76.5	81.8	285.2	320.3
Refined production from leach plants:
Copper cathode production ('000 tonnes)		75.0	77.3	88.8	71.5	88.7	301.5	326.3
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		11,512	14,123	16,095	14,855	15,429	43,985	60,503
Average mill head grades:
Copper (%)		0.79	0.57	0.67	0.68	0.75	0.79	0.67
Gold (g/t)		1.14	0.68	0.86	0.71	0.82	0.99	0.77
Silver (g/t)		3.37	2.13	2.44	2.50	2.11	3.45	2.30
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		82.3	72.2	96.5	90.1	102.2	306.3	361.0
Gold in concentrates ('000 ounces)		366	262	371	282	328	1,167	1,243
Silver in concentrates ('000 ounces)		771	558	759	723	609	2,740	2,649
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		83.9	70.4	88.8	89.9	96.9	308.7	346.0
Gold in concentrates ('000 ounces)		366	260	346	286	312	1,170	1,203
Silver in concentrates ('000 ounces)		623	435	558	574	463	2,213	2,030

(a) Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2015 results show the forecast from Freeport's most recent five-year plan, because Freeport will not release its actual 100% operating data for 4Q 2015 until the release of its 2015 fourth-quarter results on 26 January 2016.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		-	-	-	-	-	0.4	-
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		6,404	9,819	8,208	8,581	8,224	40,984	34,831
Average ore grade:
Copper (%)		0.37	0.31	0.25	0.30	0.35	0.56	0.30
Gold (g/t)		0.26	0.21	0.17	0.17	0.15	0.30	0.18
Silver (g/t)		2.22	2.22	1.99	2.07	1.45	2.83	1.95
Molybdenum (%)		0.060	0.041	0.046	0.035	0.023	0.050	0.037
Copper concentrates produced ('000 tonnes)		82	133	84	116	136	799	470
Average concentrate grade (% Cu)		24.8	19.9	20.6	18.9	18.8	25.5	19.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		20.5	26.6	17.4	22.2	25.7	204.3	92.0
Gold ('000 ounces)		33	45	29	31	26	260	131
Silver ('000 ounces)		356	486	310	362	300	2,935	1,458
Molybdenum concentrates produced ('000 tonnes):		4.9	5.2	5.0	3.4	1.2	21.9	14.9
Molybdenum in concentrates ('000 tonnes)		2.6	2.7	2.6	1.8	0.6	11.5	7.6
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		122	148	99	113	143	908	503
Copper anodes produced ('000 tonnes) (a)		24.9	35.1	19.1	17.1	24.7	204.2	96.0
Production of refined metal:
Copper ('000 tonnes)		18.3	45.0	33.2	14.3	22.6	204.1	115.2
Gold ('000 ounces) (b)		51.1	62.2	51.6	34.1	31.0	252.2	179.0
Silver ('000 ounces) (b)		636	698	501	296	348	2,811	1,843
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		7,505	7,512	9,025	8,632	9,369	27,872	34,537
Average mill head grades:
Copper (%)		0.74	0.52	0.69	0.75	0.69	0.60	0.67
Gold (g/t)		1.46	0.48	1.09	0.56	0.92	0.86	0.78
Silver (g/t)		1.65	1.16	1.46	1.90	1.67	1.60	1.56
Copper concentrates produced ('000 tonnes)		186.7	130.9	215.5	210.3	231.8	563.6	788.5
Average concentrate grade (% Cu)		26.9	25.7	25.6	26.6	24.7	26.3	25.6
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		50.3	33.6	55.3	56.0	57.3	148.4	202.2
Gold in concentrates ('000 ounces)		278.2	85.6	238.1	122.6	207.1	588.7	653.4
Silver in concentrates ('000 ounces)		286	184	297	388	355	893	1,223
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		67.6	42.1	46.3	58.2	54.7	185.8	201.3
Gold in concentrates ('000 ounces)		263	200	177	200	160	561	737
Silver in concentrates ('000 ounces)		383	219	245	334	360	1,093	1,158
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		688	1,178	1,199	1,339	1,127	2,999	4,843
AK1 diamonds produced ('000 carats)		1,813	3,217	3,374	3,514	3,368	9,188	13,472
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		512	476	565	478	465	2,277	1,984
Diamonds recovered ('000 carats)		1,545	1,498	2,141	1,269	1,498	7,233	6,406
Murowa Diamonds (a)	0.0%
Zimbabwe
Ore processed ('000 tonnes)		160	117	95	-	-	590	212
Diamonds recovered ('000 carats)		130	51	48	-	-	442	99
(a) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	45,239	42,177	45,807	50,113	51,324	163,163	189,421
Hamersley - Channar	60.0%	2,502	2,145	2,792	3,019	2,606	10,913	10,561
Hope Downs	50.0%	11,677	11,358	10,518	11,179	11,690	42,715	44,745
Robe River - Pannawonica (Mesas J and A)	53.0%	8,677	7,585	8,306	8,529	8,062	34,535	32,482
Robe River - West Angelas	53.0%	7,198	7,810	7,797	8,485	8,573	29,264	32,665
Total production ('000 tonnes)		75,292	71,075	75,221	81,325	82,255	280,590	309,876
Breakdown of total production:
Pilbara Blend Lump		20,298	20,231	21,990	24,306	24,116	75,433	90,643
Pilbara Blend Fines		31,213	30,641	31,007	34,672	36,408	115,115	132,728
Robe Valley Lump		3,002	2,796	2,907	2,840	2,660	11,582	11,202
Robe Valley Fines		5,675	4,789	5,399	5,690	5,402	22,953	21,280
Yandicoogina Fines (HIY)		15,105	12,618	13,918	13,818	13,669	55,507	54,022
Breakdown of total sales:
Pilbara Blend Lump		17,295	16,832	18,635	21,147	21,960	65,889	78,574
Pilbara Blend Fines		37,370	32,904	36,841	41,695	41,266	131,441	152,706
Robe Valley Lump		2,708	2,373	2,491	2,651	2,516	10,387	10,031
Robe Valley Fines		6,514	4,845	5,277	6,124	6,144	24,317	22,390
Yandicoogina Fines (HIY)		14,628	12,336	14,004	13,934	14,569	56,270	54,843
Total sales ('000 tonnes) (b)		78,515	69,290	77,248	85,552	86,454	288,305	318,544

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,439	1,370	2,120	2,039	2,865	6,026	8,394
Pellets ('000 tonnes)		2,388	2,223	2,336	2,703	2,036	8,748	9,297
Sales:
Concentrates ('000 tonnes)		1,246	711	1,894	3,150	2,656	6,071	8,411
Pellets ('000 tonnes)		2,402	2,490	2,288	2,644	2,180	8,204	9,603
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		79,119	74,667	79,676	86,067	87,157	295,365	327,567
Iron Ore Sales ('000 tonnes)		82,163	72,491	81,430	91,346	91,291	302,580	336,558
Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated. Page 25 of 26

Rio Tinto operational data

	Rio Tinto interest	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2014	Full Year 2015

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,709	2,074	1,745	1,874	2,409	9,938	8,103

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		316	322	301	243	223	1,443	1,089
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,322	1,078	861	1,008	1,474	2,569	4,421
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		902	397	791	552	1,007	3,401	2,747

Rio Tinto percentage interest shown above is at 31 December 2015. The data represent full production and sales on a 100% basis unless otherwise stated.